

Mail Stop 3561

April 16, 2009

Mr. W. Ron Hinson
Principal Accounting Officer
The Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

> **Re:** **The Southern Company**
> **Alabama Power Company**
> **Georgia Power Company**
> **Gulf Power Company**
> **Mississippi Power Company**
> **Southern Power Company**
> **Forms 10-K for the year ended December 31, 2008**
> **Filed February 29, 2009**
> **File Nos. 1-3526, 1-3164, 1-6468, 0-2429, 001-11229, and 333-98553**

Dear Mr. Hinson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.	Our review encompassed the parent company, and the other subsidiary registrants listed on the facing page of your Form 10-K. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant; please address the issue separately for the affected reporting subsidiary.

Management's Discussion and Analysis of Financial Condition and Results …, page II-12
Key Performance Indicators, page II-12

2.	We read your disclosure regarding the non-GAAP measure entitled, "EPS, excluding leveraged lease charges." Please specifically label this a non-GAAP measure.

3.	We also note your statement that "…EPS excluding leverage lease charges is useful to investors because it provides investors with additional information for purposes of comparing Southern Company's performance for such periods." It appears that providing additional information is not a substantive reason to support your basis that the presentation of the non-GAAP measure is useful for investors. In this regard, please expand your disclosure to further explain how and why that presentation is useful to investors regarding your financial condition and results of operations, and advise us.

4.	With a view towards enhanced disclosure, please consider incorporating into your overview discussion the authorized and actual returns on equity for each of your regulated utility subsidiaries for the past three years.

Application of Critical Accounting Policies and Estimates, page II-39

5.	Please explain to us if you considered providing critical accounting policies related to your employee benefit and nuclear decommissioning obligations. In this regard, it appears both obligations are material to your financial statements and subject to numerous significant assumptions. To the extent you decide to enhance your critical accounting policy discussion for these items, please include a sensitivity analysis of the significant assumptions or any other quantitative information to the extent that is material to the understanding of the assumptions. In this regard, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as to how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Market Price Risk, page II-44

6.   Explain to us and revise your disclosure to indicate what percentage of energy–related derivative contracts are entered into with investment grade entities. If the Company has exposure to non-investment grade entities, then please enhance your disclosure to indicate the amount and type of collateral held.

7.   We note your significant investment in leveraged leases totaling $897 million as of December 31, 2008. Considering the current economic environment, please revise your disclosure to discuss the credit risk profile of the lessee counterparties. Furthermore, revise to explain if there are credit enhancement mechanisms within the lease transactions.

Consolidated Balance Sheets, page II-53

8.   Explain to us and disclose the nature of the components that comprise other long term liabilities totaling $330 million as of December 31, 2008. Advise us if such amounts are reflected in the contractual obligations table on page II-48. If not, please explain.

Consolidated Statements of Cash Flows, page II-51

9.   Please explain in detail why cost of removal is classified as a cash outflow from investing activities. In this regard, we are aware that EITF Issue no. 02-6 indicates that cash payments to settle an asset retirement obligation should be classified in the statement of cash flows as operating activities. Non-legal asset retirement costs, such as cost of removal, are collected in rates and reflected as a regulatory liability. It would appear analogous that non-legal asset retirement costs should be classified within the cash flow statement similarly to legal retirement costs under the scope of SFAS no. 143. We may have further comment.

1. Summary of Significant Accounting Policies, page II-57
Regulatory Assets and Liabilities, page II58

10.   Please tell us and disclose how and when the regulatory assets will be recovered. In this regard, your current disclosure in footnote (d) to your regulatory asset and liability table does not indicate the recovery period or mechanism.

11.   Please explain to us the nature of "other" and why other regulatory assets increased from $88 million as of the end of fiscal year ended December 31, 2007, to $164 million as of the year ended December 31, 2008.

12.   We note your regulatory asset vacation pay totaling $140 million as of December 31, 2008. Please explain to us if you have been granted regulatory authority to classify vacation pay as a regulatory asset and confirm for us that this asset is earning a return. Lastly, reconcile for us the asset balance to the accrued vacation pay balance of $179 million as of December 31, 2008 as shown on the consolidated balance sheets.

13.   Explain to us and revise your disclosure to indicate how you have historically recovered pension and other postretirement costs for each of your rate-regulated subsidiaries. In this regard, please also explain to us how you concluded the probability of recovery threshold has been met pursuant to SFAS No. 71 with respect to the regulatory asset recorded for your underfunded retiree benefit plans. Lastly, confirm for us that you currently have regulatory approval to earn a return on your underfunded retiree benefit plan asset. Please refer to EITF Issue no. 92-12. We may have further comment.

Property, Plant and Equipment, page II-60

14.   Please explain to us and disclose how you account for start up costs with regard to the construction of a utility plant for each of your subsidiary level registrants. Please refer to SOP no. 98-5. Furthermore, explain what procedures have been implemented to properly identify costs that qualify for capitalization because of anticipated regulatory recovery. Also, please explain if any such capitalized costs were historically disallowed. If so, please explain what impact any disallowances had on your current accounting policy for start up costs.

Asset Retirement Obligations and Other Costs of Removal, page II-61

15.   Explain to us the reason for the significant cash flow revision to the asset retirement obligations in 2008 as shown in the Asset Retirement Obligations rollforward table.

Nuclear Decommissioning, pages II-61-62

16.   Please explain to us why the investment funds held in the decommissioning trust
        exclude receivables related to investment income and pending investment sales,
        and payables related to investment purchases as of year end.

17.   Tell us and disclose the investment requirements and target investment allocations
        stipulated by the applicable regulatory bodies, such as the NRC, the FERC, and
        the state Public Service Commissions.

Fuel Inventory, page II-65

18.   We read your disclosure indicating that fuel inventory includes the average cost
        of emission allowances. Please explain for us if you perform a lower of cost or
        market analysis on your *purchased* emission allowances. In this regard, revise
        your disclosure and summarize for us the results of your most recent lower of cost
        or market analysis.

19.   Explain to us if you currently have any emission allowances which are held for
        sale and your related accounting for such emission allowances.

2. Retirement Benefits, page II-67

20.   Explain to us how you determined your long-term return assumption on plan
        assets of 8.50% and concluded that the rate used is realistic and reasonable.
        Please be detailed in your analysis. See paragraph 45 of SFAS no. 87. We may
        have further comment.

3. Contingencies and Regulatory Matters, page II-73
FERC Matters - Market-Based Rate Authority, page II-78

21.   Tell us and disclose the latest update on your FERC's generation dominance
        proceeding. Also, tell us if these off-system sales were made to non-affiliate
        utilities. Furthermore, it is unclear if you recorded a regulatory liability for the
        $19.7 million off-system sales subject to refund. If not, then explain in detail the
        underlying reasons why it would have not been prudent to defer recognition of the
        sales until final FERC approval is received. We may have further comment.

7. Commitments - Long-Term Service Agreements, page II-96

22.   Please explain to us how you work with your service providers in order to
        determine how costs are accounted for and classified under your long-term
        service agreements. In this regard, tell us and disclose the amounts expensed and
        capitalized under your long-term service agreements for the years ended
        December 31, 2007 and 2008. Please be detailed in your response and cite the
        relevant accounting literature to support your accounting.

8. Common Stock, page II-98
Common Stock Dividends, page II-100

23.   Please confirm for us that none of your wholly-owned subsidiary companies have
        restrictions regarding the ability to pay dividends, make cash distributions, or
        otherwise transfer funds to you or your subsidiaries. In this regard, please explain
        to us if there are any regulatory restrictions or debt covenants which could limit
        the amount of dividends of your utility subsidiaries.

10. Fair Value Measurements, page II-101

24.   Tell us, and disclose, whether you factor in your own credit risk into the value of
        your derivative liabilities, consistent with the guidance in paragraph 15 of SFAS
        157.

Georgia Power Company 2008 Annual Report, page II-190

Management's Discussion and Analysis of Financial Condition and Results of…., page
II-175
Relicensing, page II-190

25.   Please explain to us what necessitated the extension request with regard to the
        useful lives of your nuclear generating plants and the resulting impact of the
        extension on your accounting.

Schedule II – Valuation and Qualifying Accounts, page S-2

26.   Please advise why Schedule II is unnecessary for the reserve associated with costs
        expected to be incurred in connection with planned major maintenance activities
        pursuant to Rule 12-09 of Regulation S-X. In this regard, we note your disclosure
        on page II-60 that indicates Alabama Power accrues estimated nuclear refueling
        costs in advance of the unit's next refueling outage.

Mr. W. Ron Hinson
The Southern Company
April 16, 2009
Page 7

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief